UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Owens Corning

DE	1-33100	43-2109021
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

One Owens Corning Parkway Toledo, OH	43659
(Address of principal executive offices)	(Zip Code)

John W. Christy

Senior Vice President, General Counsel and Secretary

419-248-8000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act of 1934 (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01 Conflict Minerals Disclosure

Overview of Owens Corning Products

Owens Corning (the “Company”) is comprised of two segments: (1) Composites, which includes our reinforcements and downstream businesses; and (2) Building Materials, which includes our insulation and roofing businesses.

In the Composites segment, the reinforcements business manufactures, fabricates and sells glass reinforcements in the form of fiber. The downstream business manufactures and sells glass fiber products in the form of fabrics, mat, veil and other specialized products.

In the Building Materials segment, the insulation business makes products such as thermal and acoustical batts, loose fill insulation, foam sheathing and accessories. The roofing business manufactures laminate and strip asphalt roofing shingles as well as oxidized asphalt and roofing accessories.

Conflict Minerals Disclosure

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act defines conflict minerals as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (“Conflict Minerals”). In 2013, Owens Corning manufactured or contracted to manufacture spinners that are part of the machinery used to make insulating materials, filters and other glass fiber products. Most of the spinners were used at Owens Corning facilities in the production of our insulation products and some of the spinners were sold to third parties. Conflict Minerals are necessary to the functionality or production of the spinners.

The Company conducted in good faith a reasonable country of origin inquiry regarding the origin of the Conflict Minerals in the spinners. In conducting the inquiry, the Company contacted the single contract manufacturer of spinner parts containing Conflict Minerals, discussed its policies and practices regarding the sourcing of Conflict Minerals and obtained a completed Electronic Industry Citizenship Coalition and Global e-Sustainability Conflict Minerals Reporting Template and a certification stating that any Conflict Minerals in the spinner parts supplied to the Company did not originate from the Democratic Republic of Congo or adjoining countries.

Other than as noted above, the Company does not believe that Conflict Minerals were necessary to the functionality or production of its other products manufactured and sold in 2013.

This disclosure is also available in the Investor Relations section of our website (http://investor.owenscorning.com) under the tab entitled “SEC Filings.” Other information on our website shall not be deemed incorporated into, or to be a part of, this filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 2, 2014

OWENS CORNING

By:	/s/ John W. Christy
Name:	John W. Christy
Title:	Senior Vice President, General Counsel
and Secretary